March 1, 2010

Jeff Robinson, Esq.
The First American Corporation
1 First American Way
Santa Ana, California 92707

> **Re:** **First American Financial Corporation**
> **Registration Statement on Form 10-12B/A**
> **Filed February 12, 2010**
> **File No. 001-34580**

Dear Mr. Robinson:

We have reviewed your February 12, 2010 response to our January 13, 2010 comment letter and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-12B filed February 12, 2010

General

1. We note the copies of promissory notes filed as exhibits to the Form 10 in response to our prior comment 1. The total of the notes appears to amount to $216,970,705 rather than $192,900,000, as described on page F-48 of the filing. Please explain the discrepancy between the notes filed and the amount stated in the filing.

Exhibit 99(a) Information Statement

General

2. We note your response to our prior comment 6. Please provide a more detailed analysis regarding your belief that the stockholders who will receive cash in lieu of fractional shares will not be giving up value, as discussed in Staff Legal Bulletin 4.

3. We note your response to our prior comment 7. Please revise your disclosure to characterize the following statements as statements of belief rather than fact:

    - "Over the last decade we have been both an industry and a marketplace leader in global production." (Page 2); and
    - "Over the past 20 years we have led the industry in expanding our product offerings to other nations, in some cases establishing a market in countries where no market had previously existed." (Page 4).

4. Please update your financial information and related disclosures to include the year ended December 31, 2009 as required by Rule 3-12 of Regulation S-X.

Risk Factors, page 11

"A downgrade by ratings agencies, reductions in statutory surplus maintained by our title insurance underwriters or a deterioration in other measures of financial strength may negatively affect FinCo's results of operations and competitive position." page 12

5. We note your response to our prior comment 9 and advise you that we disagree with your conclusion. Please revise your disclosure regarding the above listed risk factor to include the current ratings of your title insurance operations as issued by each of the major ratings agencies.

6. We note your response to our prior comment 10 and advise you that we believe the inclusion of the company's current statutory surplus as compared to the minimum amount required by the State of California is illustrative to investors in understanding the level of risk described. Please revise your disclosure to include a discussion comparing the current statutory surplus maintained by your title insurance underwriters to the current level of statutory surplus they are required to maintain.

Special Note About Forward-Looking Statements, page 21

7. We note your response to our prior comment 20 and we reissue the comment. Please eliminate all references to the safe-harbor afforded by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934

from this section of the filing.

Unaudited Pro Forma Condensed Combined Financial Statements, page 44
Unaudited Pro Forma Combined Income Statement, page 48

8. Refer to your response to our comment 25. Please disclose what the transitions
    services agreement and commercial agreements with First American specifically
    relate to and indicate that you have not included any amounts related to the
    agreements in the pro-forma financial statements and why.

9. Refer to your response to our comment 26. Page F-51 states that First American
    Financial Corporation maintained a reserve for lawsuits totaling $65.7 million at
    December 31, 2008. You disclose that each of FinCo and InfoCo will assume
    50% of certain contingent and other corporate liabilities of First American, which
    include certain legal contingencies and actions. Please revise the pro forma
    financial statements accordingly or address the following:

    - tell us why a revision is not necessary,
    - disclose what "certain contingent and other corporate liabilities of First
      American" relate to, and
    - disclose how this amount will be determined.

Business, page 82

10. We note your response to our prior comment 34. Please disclose the basis for
    your conclusion that you are the second largest provider of title insurance in the
    United States.

Compensation Discussion and Analysis, page 104

11. We note your response to our prior comment 42. Please further revise your
    disclosure to state why the committee deemed that the temporary reduction in Mr.
    Gilmore's salary was "no longer necessary."

12. We note your response to our prior comment 43 and the newly added disclosure
    on page 107; however, we ask that you please further revise your disclosure to
    quantify the ISG specified financial measurements, not just the level of
    achievement of each measurement, as discussed on page 107.

13. We note your response to our prior comment 45 and we reissue the comment.
    Please revise your disclosure to identify the names of the specific compensation
    surveys relied on by the committee, as discussed on page 112.

Notes to Combined Financial Statements
Note 4. Debt and Equity Securities, page F-72

14. Refer to your response to our comments 52 and 53. It does not appear that all of the required disclosures for ASC Topic 320-10-50 were provided. Please address the following:

- disclose and quantify, by major security type, the methodology and significant inputs used to measure the amount related to the credit loss. Examples of significant inputs include, but are not limited to, performance indicators of the underlying assets in the security (including default rates, delinquency rates, and percentage of nonperforming assets), loan to collateral value ratios, third-party guarantees, current levels of subordination, vintage, geographic concentration, and credit ratings.

- disclose all of the following by major security type as of each date for which a statement of financial position is presented:

  a. Amortized cost basis

  aa. Aggregate fair value

  aaa. Total other-than-temporary impairment recognized in accumulated other comprehensive income

  b. Total gains for securities with net gains in accumulated other comprehensive income

  c. Total losses for securities with net losses in accumulated other comprehensive income

  d. Information about the contractual maturities of those securities as of the date of the most recent statement of financial position presented.

- disclose a tabular rollforward of the amount related to credit losses recognized in earnings in accordance with paragraph 320-10-35-34D which shall include at a minimum, all of the following:

  a. The beginning balance of the amount related to credit losses on debt securities held by the entity at the beginning of the period for which a portion of an other-than-temporary impairment was recognized in other comprehensive income

  b. Additions for the amount related to the credit loss for which an other-than-temporary impairment was not previously recognized

c. Reductions for securities sold during the period (realized)

d. Reductions for securities for which the amount previously recognized in other comprehensive income was recognized in earnings because the entity intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis

e. If the entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis, additional increases to the amount related to the credit loss for which an other-than-temporary impairment was previously recognized

f. Reductions for increases in cash flows expected to be collected that are recognized over the remaining life of the security.

g. The ending balance of the amount related to credit losses on debt securities held by the entity at the end of the period for which a portion of an other-than-temporary impairment was recognized in other comprehensive income.

In addition, we noted your revised disclosure in Management's Discussion and Analysis. The general note to ASC Topic 320-10-50 states that the disclosures are to be provided in the notes to financial statements. Please revise accordingly.

15. Separately present in the Condensed Combined Statements of Comprehensive Income (Loss) on page F-64 amounts recognized related to your available-for-sale debt securities for which a portion of an other-than-temporary impairment has been recognized in earnings. Refer to paragraph 37 of FSP FAS 115-2.

16. Refer to your response to our comment 54. We are reissuing our comment as it did not appear to be addressed in the filing. Provide the disclosure required by ASC Topic 320-10-50-6b regarding the information that you considered in reaching the conclusion that the $49 million of unrealized losses on non-agency mortgage-backed and asset-backed securities should not be recognized in earnings at September 30, 2009. Individually significant unrealized losses should not be aggregated.

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As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Sasha Parikh at (202) 551-3627 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at (202) 551-3563 or myself at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Jeff Robinson